SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, April 19 2004

To
Superintendência de Normas Contábeis e de Auditoria – SNC
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111
Rio de Janeiro – RJ

Dear Sirs,

Pursuant to the article 28 of CVM Instruction 308/99, Unibanco - União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S.A. (“Unibanco Holdings”) announce that they have conducted a regular process of commercial and technical assessment of independent auditors companies and that, due to the end of the three-year-minimum period for replacing independent auditors, as established by CVM Instruction 308, their Board of Directors approved, on April 14, 2004, the nomination of PricewaterhouseCoopers Auditores Independentes as auditors for the individual and consolidated financial statements inclusive of December 31st 2004, as well as reviewers for the respective quarterly information to be effective from March 31st , 2004 on.

Unibanco – União de Bancos Brasileiros S.A José Lucas Ferreira de Melo Investor Relations Director	Unibanco Holdings S.A. Geraldo Travaglia Filho Investor Relations Director

Approved by:

DELOITTE TOUCHE TOHMATSU

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.